Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 26, 2022, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Applied Genetic Technologies Corporation

at

$0.34 per Share in Cash,

Plus One Non-Transferable Contractual Contingent Value Right (“CVR”) for Each Share, which Represents the Right to Receive One or More Payments in Cash, Currently Estimated to Be up to $0.73 per CVR, Contingent upon the Achievement of Certain Milestones by

Alliance Acquisition Sub, Inc.

a direct wholly owned subsidiary of

Alliance Holdco Limited

a direct wholly owned subsidiary of

Syncona Portfolio Limited

Alliance Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Applied Genetic Technologies Corporation, a Delaware corporation (the “Company”), at a price per Share of $0.34, to the holder in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), which CVR represents the right to receive one or more payments in cash, currently estimated to be up to approximately $0.73 per CVR (without interest and less any applicable withholding taxes), based on currently outstanding Shares and Company restricted stock units and contingent upon the achievement of certain milestones upon the terms and subject to the conditions described in the Offer to Purchase, dated October 26, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a direct wholly owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly owned subsidiary of Syncona Portfolio Limited, a private limited company incorporated in Guernsey (“Syncona Portfolio”), which is a direct wholly owned subsidiary of Syncona Holdings Limited, a private limited company incorporated in Guernsey (“Syncona Holdings”), which is a direct wholly controlled subsidiary of Syncona Limited, a registered, close-ended investment company in Guernsey with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC). Investment and voting decisions with respect to equity investments by Syncona Portfolio are made upon the recommendation of the investment committee of Syncona Investment Management Limited, a private limited company incorporated in England and Wales and a direct wholly owned subsidiary of Syncona Holdings, which committee is comprised of Dr. Martin Murphy and Dr. Christopher Hollowood. Syncona Investment may, under the applicable rules as construed by the U.S. Securities and Exchange Commission and case law, be considered to be a co-offeror with Purchaser, Parent and Syncona Portfolio (although it has no purchase obligations under the Offer). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement (as defined below).

Prior to Purchaser accepting Shares tendered in the Offer for payment, Parent and a rights agent mutually agreeable to Parent and the Company will enter into a CVR Agreement (the “CVR Agreement”) governing the terms of the CVRs to be received by the Company’s stockholders. Each CVR represents the right to receive one or more payments in cash, without interest and less any applicable withholding taxes, contingent upon the achievement of milestones related to certain transactions involving the Company’s assets and regulatory and commercial milestones related to the Company’s products upon the terms and subject to the conditions described in the Offer to Purchase. The maximum amount that may be paid upon achievement of all of the milestones is $50.0 million. Based on the number of currently outstanding Shares and Company restricted stock units, a maximum of 68,646,495 CVRs would be issued in connection with the Merger and the maximum aggregate cash payment per CVR would be approximately $0.73 (without interest and less any applicable withholding taxes), consisting of up to $0.18 per CVR in respect of Milestone 1, if achieved, and $0.18 per CVR for each of Milestone 2, Milestone 3 and Milestone 4 (each as described in the Offer to Purchase), if achieved. The foregoing does not include any CVRs that would be issued if additional Shares were to become outstanding: (i) as a result of the exercise of Company stock options on or prior to the Effective Time, of which there are 6,535,786 outstanding stock options having a weighted average exercise price of $4.64 per share; (ii) as a result of the exercise of Company warrants issued in February 2021 at any time prior to their expiry in 2026, of which there are warrants to purchase 8,370,786 Shares with an exercise price of $6.00 per share; and (iii) as a result of the exercise of Company warrants issued in July 2022 at any time prior to their expiry in 2027, of which there are warrants to purchase 19,166,667 Shares with an exercise price of $0.60 per share. The Company warrants issued in July 2022 also provide that the holders thereof may alternatively exercise a right to cause the Company to purchase such warrants for a Black-Scholes-based cash payment. Because the maximum amount that may be paid upon achievement of all of the milestones is capped at $50.0 million and is divisible by the number of CVRs outstanding, the maximum amount payable per CVR would decrease if additional CVRs were issued as a result of the exercises of such Company stock options and warrants. If none of the milestones are achieved, no payment will become payable to holders of the CVRs. It is possible that none of the milestones will be achieved, in which case holders of the CVRs will receive only the Cash Consideration per Share and no payments with respect to the CVRs. It is also possible that only one, two or three of the milestones will be achieved, in which case holders of the CVRs will receive only the Cash Consideration per Share and the cash payments with respect to only those milestones that have been achieved.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 23, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and a wholly owned subsidiary of Parent (such merger, the “Merger”). At the Effective Time, each Share issued and then outstanding (other than: (i) any Shares held by the Company or any wholly owned subsidiary of the Company (or held in the treasury of the Company); (ii) any Shares held by Parent, Purchaser or any other wholly owned subsidiary of Parent immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor; and (iii) any Shares owned by the Company’s stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be canceled and converted automatically into the right to receive the Offer Price. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON NOVEMBER 28, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, the Merger Agreement not having been terminated in accordance with its terms and the satisfaction of the Minimum Condition (as described below). The Offer is not subject to a financing condition. The “Minimum Condition” requires that the number of Shares validly tendered and not validly withdrawn, together with any Shares then beneficially owned by Parent and its subsidiaries, equals at least one Share more than 50% of the total number of (i) all shares of Company Common Stock then outstanding (treating as outstanding the shares of Company Common Stock underlying the outstanding Company RSUs) plus (ii) the aggregate number of shares of Company Common Stock issuable to holders of Company Options and Company Warrants from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Company Common Stock has not yet been issued to such exercising holders of Company Options and Company Warrants) (the “Minimum Condition”). The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13 - “Conditions of the Offer” of the Offer to Purchase. For purposes of determining whether the Minimum Condition has been met, all members of the Company’s board of directors and the executive officers of the Company, who collectively hold less than 1% of the Company’s equity, have entered into a Tender and Support Agreement and have agreed, among other things, subject to certain exceptions, to tender their Shares in the Offer.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT THE COMPANY’S STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the Company’s board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement, unanimously: (i) determined that the Merger is advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company and approved the Merger; (iii) resolved that the Merger shall be governed by Section 251(h) of the DGCL; and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, as of any then-scheduled Expiration Time, any Offer Condition is not satisfied (unless such Offer Condition is waivable by Purchaser or Parent and has been waived), Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer for additional periods of up to ten (10) business days per extension (the length of such extension periods to be determined by Purchaser in its sole discretion), to permit such Offer Condition to be satisfied; and (ii) if, as of the Initial Expiration Time any Offer Condition is not satisfied (unless such Offer Condition is waivable by Purchaser or Parent and has been waived), at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one occasion for an additional period specified by the Company of up to eight (8) business days (or such other period as the parties may agree) to permit such Offer Condition to be satisfied; provided, that in no event will Parent or Purchaser: (a) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in accordance with its terms and the End Date (defined in the Merger Agreement as February 28, 2023) (such earlier occurrence, the “Extension Deadline”); or (b) be permitted to extend the Offer beyond the Extension Deadline without the Company’s prior written consent.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Parent and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights); (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Offer, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL.

Purchaser expressly reserves the right, in its sole discretion, to: (i) increase the Offer Price (by increasing the Cash Consideration and/or the amounts that may become payable pursuant to the CVR Agreement); (ii) add additional milestones solely with respect to the additional milestone payments to the CVR Agreement; (iii) waive any Offer Condition; and (iv) modify any of the other terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s consent is required for Purchaser to:

•	reduce the Offer Price;

•	change the form of consideration payable in the Offer (other than increasing the Offer Price as expressly contemplated by the Merger Agreement);

•	reduce the number of Shares sought to be purchased in the Offer;

•	waive, amend or change the Minimum Condition;

•	add to the Offer Conditions;

•	extend the expiration of the Offer, except as provided in the Merger Agreement;

•	provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended; or

•	modify any Offer Condition or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares (in their capacity as such) or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Offer or prevent, materially delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Contemplated Transactions (other than delays resulting from increases to the Offer Price or extension to the scheduled expiration date of the Offer in accordance with the Merger Agreement).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Cash Consideration for such Shares with the Depositary and Paying Agent, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Cash Consideration for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of: (i) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. If Purchaser has not accepted Shares tendered for payment within sixty (60) days of commencement of the Offer, such Shares may be withdrawn at any time after December 25, 2022, the sixtieth (60th) day after commencement of the Offer, until Purchaser accepts such Shares tendered for payment.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Paying Agent at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s stockholder list and securities position listings for the purpose of disseminating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

All inquiries should be directed to (800) 279-6913 for assistance.

October 26, 2022